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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OMNOVA Solutions Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

682129 10 1

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 682129 10 1			Page 2 of 6

1.	Name of Reporting Person: OMNOVA Solutions Retirement Savings Plan		I.R.S. Identification Nos. of above persons (entities only): IRS Employee Identification No. 34-1897652

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 2,174,203

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,174,203

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.4%

12.	Type of Reporting Person: EP

2

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CUSIP No. 682129 10 1	Page 3 of 6

Item 1.
	(a)	Name of Issuer: OMNOVA Solutions Inc.

Item 2.	(b)	Address of Issuer’s Principal Executive Offices: 175 Ghent Road Fairlawn, Ohio 44333-3300

	(a)	Name of Person Filing: OMNOVA Solutions Retirement Savings Plan

	(b)	Address of Principal Business Office or, if none, Residence: 175 Ghent Road Fairlawn, Ohio 44333-3300

	(c)	Citizenship: Ohio

	(d)	Title of Class of Securities: Common Stock, $.10 par value

	(e)	CUSIP Number: 682129 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	X	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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CUSIP No. 682129 10 1	Page 4 of 6

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 2,174,203

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: None

	(ii)	Shared power to vote or to direct the vote: 2,174,203(1)

	(iii)	Sole power to dispose or to direct the disposition of: None

	(iv)	Shared power to dispose or to direct the disposition of: None(2)

Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not applicable

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CUSIP No. 682129 10 1	Page 5 of 6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G	CUSIP No. 682129 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2004

By: Name Title:	/s/ Kristine C. Syrvalin Kristine C. Syrvalin Secretary of OMNOVA Solutions Inc. on behalf of the OMNOVA Solutions Retirement Savings Plan

Footnotes:

(1)	Pursuant to the Plan, each Plan participant with an account balance in the OMNOVA Stock Fund has the right to direct the vote of shares of OMNOVA common stock held by the Trustee for the participant’s account at any meeting of the shareholders of OMNOVA Solutions. Shares for which the Trustee does not receive voting instructions from the participants are voted in accordance with instructions received from the OMNOVA Solutions Benefits Management Committee. National City Bank, Cleveland, Ohio, acts as Trustee of the Plan.

(2)	Pursuant to the Plan, each Plan participant, in his or her sole discretion, may make contributions to one or more investment funds, including the OMNOVA Stock Fund. Matching contributions, if any, are made exclusively to the OMNOVA Stock Fund. Under certain circumstances, a participant may elect a distribution of the value of his or her account in the Plan, including that portion of his or her account invested in the OMNOVA Stock Fund (subject to certain restrictions on the distribution of that portion of the participant’s account invested in the OMNOVA Stock Fund attributable to matching contributions). Distributions from the OMNOVA Stock Fund will be made in whole shares of OMNOVA common stock, unless the participant elects to receive the value in cash. Each participant also has the right, in his or her sole discretion, to elect to transfer funds from one investment fund under the Plan to another (subject to certain restrictions on the transfer of that portion of the participant’s account invested in the OMNOVA Stock Fund attributable to matching contributions). Such distribution or transfer elections by the participants may have the effect of requiring the Trustee of the Plan to dispose of shares of OMNOVA Solutions common stock.